Exhibit 6.2

December 23, 2013

Kevin Stone, MD
The Stone Clinic
3727 Buchanan
San Francisco CA 94123

Dear Dr. Stone:

In connection with your service and a prior Convertible Promissory Note investment in CrossCart, Inc., a California corporation (“CrossCart”), you were issued common stock options and warrants to purchase Series C Preferred Stock of Aperion Biologics, Inc. (as successor in interest to CrossCart) with the following specifications:

Warrant Issue Date	# of Series C Shares	Exercise Price / Share	Warrant Expiration Date
7/25/2007	10,625	$ 0.48	7/25/2012
8/14/2007	6,250	$ 0.48	8/14/2012

Option Issue Date	# of Common Stock Shares	Exercise Price / Share	Option Expiration Date
2/11/2003	100,000	$ 0.45	2/11/2013

Please let this letter serve as an acknowledgment of our discussion and agreement that the expiration dates of the aforementioned common stock options and warrants will be extended five (5) years as follows:

Warrant Issue Date	# of Series C Shares	Exercise Price / Share	Modified Warrant Expiration Date
7/25/2007	10,625	$ 0.48	7/25/2017
8/14/2007	6,250	$ 0.48	8/14/2017

Option Issue Date	# of Common Stock Shares	Exercise Price / Share	Modified Option Expiration Date
2/11/2003	100,000	$ 0.45	2/11/2018

If the foregoing meets with your approval, please sign below to acknowledge your acceptance and approval of this change. Please keep a copy of this correspondence as evidence of the modification.

Best regards,	Accepted and agreed:

Daniel R. Lee	Kevin R. Stone, MD
CEO